08027182

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44000

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aaron Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Encinitas Blvd. Suite A
(No. and Street)

Encinitas (City) CA (State) 92024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Guiltinan (760) 943-0996
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skeehan & Company
(Name – *if individual, state last, first, middle name*)

180 S. Lake Ave., 7th Floor (Address) Pasadena (City) CA (State) 91101 (Zip Code)

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Guiltinan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aaron Capital, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California)

County of San Diego)

On February 26, 2008 before me, Keir McKnight, Notary Public (here insert name and title of the officer), personally appeared Robert Guiltinan ______________________________,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________________________ (Seal)

KEIR MCKNIGHT
Commission # 1551295
Notary Public - California
San Diego County
My Comm. Expires Feb 10, 2009

Financial Statements

AARON CAPITAL, INC.
(A TEXAS CORPORATION)
DECEMBER 31, 2007 AND 2006

AARON CAPITAL, INC.
(A TEXAS CORPORATION)

AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

AARON CAPITAL, INC.

DECEMBER 31, 2007 AND 2006

CONTENTS

SKEEHAN & COMPANY
A PROFESSIONAL CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

180 SOUTH LAKE AVENUE, SEVENTH FLOOR
PASADENA, CALIFORNIA 91101
(626) 585-9555 • FACSIMILE (626) 792-2162

MEMBER
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

FILE NO.

To the Stockholders
AARON CAPITAL, INC.
Encinitas, California

Independent Auditor's Report

We have audited the balance sheets of Aaron Capital, Inc. (A Texas Corporation) as of December 31, 2007 and 2006 and the related statements of income and accumulated deficit, cash flows, changes in stockholder's equity, and changes in liabilities subordinated to claims of general creditors for the twelve months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aaron Capital, Inc. as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the twelve months then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SKEEHAN & COMPANY
February 12, 2008

AARON CAPITAL, INC.
(A Texas Corporation)

BALANCE SHEETS
DECEMBER 31, 2007 and 2006

ASSETS

	2007	2006
Current Assets		
Cash	$ 2,628	$ 3,458
Clearing Deposits	26,131	25,787
Accounts Receivable	10,000	-
Commission Receivable	6,155	14,184
Prepaid Expenses	5,758	4,915
Total Current Assets	50,672	48,344
Property and Equipment		
Office Equipment and Fixtures	13,451	13,451
Less Accumulated Depreciation	(12,078)	(11,529)
Total Property and Equipment	1,373	1,922
Total Assets	$ 52,045	$ 50,266

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Current Liabilities		
Accounts Payable	$ 537	$ 11,343
Accrued Expenses	10,416	2,350
State Tax Payable	-	851
Note Payable - Stockholder	6,000	-
Total Current Liabilities	16,953	14,544
Total Liabilities	16,953	14,544
Stockholder's Equity		
Common Stock, No Par Value, No Stated Value 10,000,000 Shares Authorized, 1,000,000 Shares Issued and Outstanding	253,044	253,044
Additional Paid in Capital	81,136	81,136
Accumulated Deficit	(299,088)	(298,458)
Total Stockholder's Equity	35,092	35,722
Total Liabilities and Stockholder's Equity	$ 52,045	$ 50,266

See accompanying notes

AARON CAPITAL, INC.
(A Texas Corporation)

STATEMENTS OF INCOME AND ACCUMULATED DEFICIT
FOR THE TWELVE MONTHS ENDED
DECEMBER 31, 2007 and 2006

	2007	2006
Revenues		
Commission	$ 125,880	$ 108,022
Consulting Income	10,000	-
Total Revenues	135,880	108,022
Operating Expenses		
Accounting	8,750	6,810
Bank Charges	272	219
Commission	91,939	67,621
Consulting	4,500	-
Insurance	462	476
Internet	42	356
Legal and Professional	44,940	46,885
Licenses and Permits	180	-
Office Supplies	-	118
Postage and Delivery	1,765	1,908
Regulatory and Registration Fee	7,796	8,089
Rent	350	11,850
Repairs and Maintenance	100	175
Telephone	700	357
Trading	2,402	2,232
Travel	6,307	-
Utilities	-	135
Total Operating Expenses	170,505	147,231
Income/(Loss) from Operations	(34,625)	(39,209)
Other Income/(Expenses)		
Depreciation and Amortization	(549)	(768)
Gain on Debt Cancellation	-	12,000
Interest Expense	-	(157)
Interest Income	344	358
Other Income	35,000	725
Penalties	-	(88)
Sublease Rental Income	-	6,275
Total Other Income/(Expenses)	34,795	18,345
Income/(Loss) Before Income Taxes	170	(20,864)
Provision for Income Taxes	(800)	(800)
Net Income/(Loss)	(630)	(21,664)
Accumulated Deficit, Beginning	(298,458)	(276,794)
Accumulated Deficit, Ending	$ (299,088)	$ (298,458)

See accompanying notes

AARON CAPITAL, INC.
(A Texas Corporation)

STATEMENTS OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED
DECEMBER 31, 2007 and 2006

	2007	2006
Operating Activities		
Net Income/(Loss)	$ (630)	$ (21,664)
Adjustments to Reconcile Net Income to Cash From Operating Activities:		
Depreciation and Amortization	549	768
Gain on Debt Cancellation	-	(12,000)
(Increase)/Decrease in Accounts Receivable	(10,000)	-
(Increase)/Decrease in Commissions Receivable	8,029	325
(Increase)/Decrease in Clearing Deposits	(344)	(358)
(Increase)/Decrease in Prepaid Expenses	(843)	4,770
(Increase)/Decrease in Rental Deposit	-	5,490
Increase/(Decrease) in Accounts Payable	(10,806)	226
Increase/(Decrease) in State Tax Payable	(851)	51
Increase/(Decrease) in Accrued Expenses	8,066	2,350
Net Cash From Operating Activities	(6,830)	(20,042)
Financing Activities		
Proceeds from Note	6,000	5,000
Proceeds from Additional Paid in Capital	-	15,000
Net Cash From Financing Activities	6,000	20,000
Net Increase/(Decrease) in Cash	(830)	(42)
Cash, Beginning of Period	3,458	3,500
Cash, End of Period	$ 2,628	$ 3,458

See accompanying notes

AARON CAPITAL, INC.
(A Texas Corporation)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE TWELVE MONTHS ENDED
DECEMBER 31, 2007 and 2006

	Common Stock		Additional		Total
	Number of Shares	Amount	Paid in Capital	Accumulated Deficit	Stockholders' Equity
Balance at December 31, 2005	1,000,000	$ 253,044	$ 66,136	$ (276,794)	$ 42,386
Net Loss				(21,664)	(21,664)
Additional Paid in Capital			15,000		15,000
Balance at December 31, 2006	1,000,000	253,044	81,136	(298,458)	35,722
Net Loss				(630)	(630)
Additional Paid in Capital			-		-
Balance at December 31, 2007	1,000,000	$ 253,044	$ 81,136	$ (299,088)	$ 35,092

See accompanying notes

AARON CAPITAL, INC.
(A Texas Corporation)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIM OF GENERAL CREDITORS

There were no liabilities subordinated to the claim of general creditors as of December 31, 2007 and 2006.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Note 1 - Organization

Aaron Capital, Incorporated (the "Company"), a Texas corporation, is a broker-dealer registered under the securities Act of 1934. It has been qualified to do business in California (Note H) and conducts a customer business that is cleared through another broker- dealer on a fully disclosed basis in accordance with exemption under 15c3-3(k)(2)(ii).

Note 2 - Summary of Significant Accounting Policies

Method of Accounting
The Company prepares its financial statements using the accrual method of accounting

Revenue Recognition
Commission revenues are recorded on a trade date basis.

Cash and Cash Equivalents
The Company considers all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash and cash equivalents at December 31, 2007 and 2006 are principally in checking and clearing accounts. The Company maintains its cash in bank deposit accounts which do not exceed federally insured limits.

New Accounting Pronouncements
In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). It became effective for the Company on January 1, 2007. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on measurement, classification, interim accounting and disclosure. We adopted FIN 48 effective January 1, 2007.

Equipment and Fixtures
Equipment and fixtures are recorded at cost. Depreciation is provided by the straight- line method over statutory periods. The Modified Accelerated Cost Recovery System (MARCS) is being used for income tax purposes. Depreciation expense for the periods ended December 31, 2007 and 2006 was $549 and $768 respectively.

Expenditures for replacements and betterment are capitalized while repairs and maintenance are charged to expense as incurred.

Note 2 - Summary of Significant Accounting Policies – Continued

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk
All of commissions receivable as of December 31, 2007 and 2006 is due from Penson Financial Services, Inc.

Income Taxes
The Company adopted the provisions for FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. No adjustments were required as a result of the adoption of FIN 48.

The Company files income tax returns in the U.S. federal jurisdiction and the state of California. There are currently no income tax examinations underway for these jurisdictions, although the tax years ended December 31, 2006, 2005 and 2004 are all still open for examination.

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. Where it is more likely than not that a tax benefit will not be realized, a valuation allowance is recorded to reduce the deferred tax asset to its realizable value.

A valuation allowance has been provided against the Company's net deferred tax assets as the Company believes that it is more likely than not that the net deferred tax assets will not be realized. Management believe that taxable income in future years, apart from the net operating loss carryforwards, should continue at approximately the same level experienced in 2007; thus the effective tax rate for the years ended December 31, 2007 and 2006 is zero percent, and net deferred tax asset is zero.

Note 2 - Summary of Significant Accounting Policies - Continued

Income Taxes - Continued

As of December 31, 2007 and 2006 the Company had net operating loss carryforwards of $ 151,651 and $129,643 that can be deducted against future federal taxable income. The net operating loss carryforwards expire as follows:

Year Ending December 31,		
2021	$	34,942
2022		3,381
2023		41,611
2024		1
2025		0
2026		49,708
2027		22,008
Totals	$	151,651

Note 3 - Net Capital Requirements Pursuant to Rule 15c3-1

The membership to the NASD is subject to the Net Capital Rule. Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007 and 2006, the Company had net capital of $17,961 and $28,885, respectively and a net capital requirement of $5,000 for both years.

As of December 31, 2007, the Company is in compliance with the Net Capital Provisions of Rule 15c3-1.

Note 4 - Clearing Agreement

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off- balance sheet risk in the event that the customer and/ or clearing broker is unable to fulfill their obligations. The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

Note 5 - Related Parties

The Company has a non-interest bearing note in the amount of $6,000 payable to a stockholder. The note was signed on December 5, 2007, and may be paid at any time but no later than December 4, 2008.

Note 6 - Rent

The Company had a sublease agreement for office space with an unrelated party which expired in February, 2006. The Company had no physical office from March, 2006 to December, 2007.

Note 7 - Additional Paid in Capital

Stockholders invested $0 and $15,000 in the Company in the years 2007 and 2006 in the form of additional paid in capital.

Note 8 - Supplemental Cash Flow Information

Cash Paid (Received) During the Periods for:

	2007	2006
Interest	$ 0	$ 157
Income Taxes	$ 800	$ 800

AARON CAPITAL, INC.
(A Texas Corporation)

Computation of Net Capital Requirements Pursuant to Rule 15c3-1

December 31, 2007 and 2006

	2007	2006
Total Stockholders' Equity	$ 35,092	$ 35,722
Less: Non-Allowable Stockholders' Equity	0	0
Total Qualified Stockholders' Equity	35,092	35,722
Total Liabilities Subordinated to Claims of General Creditors Allowed in Computation of Net Assets	0	0
Non-Allowable Assets		
Prepaid Expenses	5,758	4,915
Other Receivable	10,000	0
Property & Equipment, Net	1,373	1,922
Total Non-Allowable Assets	17,131	6,837
Net Capital Before Haircuts on Securities Positions	17,961	28,885
Less: Haircuts on Securities	0	0
Undue Concentration	0	0
Net Capital	$ 17,961	$ 28,885

See Accompanying Notes to Financial Statements

AARON CAPITAL, INC.
(A Texas Corporation)

Computation of Basic Net Capital Requirements Pursuant to Rule 15c3-3

December 31, 2007 and 2006

	2007	2006
Minimum Net Capital Requirement (6.67% of Current Liabilities)	$ 1,131	$ 970
Minimum Dollar Net Capital Required	5,000	5,000
Net Capital Requirement (the Larger of the two Required Net Capital)	$ 5,000	$ 5,000
Net Capital for Year Ended December 31, 2007	17,961	28,885
Net Capital Requirement	5,000	5,000
Excess Net Capital at 100% less 10% of Aggregate Indebtedness*	$ 16,266	$ 27,401

* Computation of Aggregate Indebtedness

	2007	2006
Total Liabilities from Balance Sheet	$ 16,953	$ 14,844
Total Aggregate Indebtedness	$ 16,953	$ 14,844
Aggregate Indebtedness to Net Capital	0.95	0.52

See Accompanying Notes to Financial Statements

AARON CAPITAL, INC.
(A Texas Corporation)

Schedule of Reconciliation Pursuant to Rule 17a-5(d)(4)

December 31, 2007

Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

	Dealer's Unaudited Report 12/31/07	Audited Report 12/31/07	Difference
Total Stockholders' Equity	$ 40,583	$ 35,092	$ 5,491
Less: Non-Allowable Stockholders' Equity	0	0	0
Total Qualified Stockholders' Equity For Net Capital	40,583	35,092	5,491
Total Non-Allowable Liabilities	0	0	0
Non-Allowable Assets:			
Prepaid Expenses	5,758	5,758	0
Other Receivables	10,000	10,000	0
Rental Deposit	5,490	0	5,490
Equipment & Fixtures, Net	1,373	1,373	0
Net Capital Before Haircuts on Securities Positions	17,962	17,961	1
Haircuts on Securities	0	0	0
Undue Concentration	0	0	0
Net Capital	$ 17,962	$17,961	$ 1

See Accompanying Notes to Financial Statements

AARON CAPITAL, INC.
(A Texas Corporation)

Schedule of Reconciliation Pursuant to Rule 17a-5(d)(4)

Schedule A – Reconciliation of Stockholders' Equity:

Net Loss per Unaudited Statement		$ (15,015)
Decrease in Accounting & Audit	$ 6,000	
Decrease in Commission Expense	10,379	
Increase in Legal & Professional	(36,000)	
Decrease in Regulatory & Registration	842	
Decrease in Commission Income	(10,379)	
Decrease in Accrued Accounts Payable	3,241	
Increase in Depreciation	(549)	
Decrease in Consulting Expense	30,000	
Increase in Consulting Income	10,000	
Decrease in State Taxes	851	14,385
Net Loss per Audited Statement		(630)
Common Stock		253,044
Additional Paid in Capital		81,136
Accumulated Deficit, December 31, 2006		(298,458)
Total Stockholders' Equity		$ 35,092

See Accompanying Notes to Financial Statements

AARON CAPITAL, INC.
(A Texas Corporation)

Schedule of Reconciliation Pursuant to Rule 17a-5(d)(4) (Continued)

Schedule B – Reconciliation of Non-Allowable Liabilities:

	Dealer's Unaudited Report 12/31/07	Audited Report 12/31/07	Difference
Liabilities Subordinated to Claims of General Creditors	$ 0	$ 0	$ 0

Schedule C – Reconciliation of Non-Allowable Assets:

	Dealer's Unaudited Report 12/31/07	Audited Report 12/31/07	Difference
Equipment & Fixtures, Net	$ 1,373	$ 1,373	$ 0
Prepaid Expenses	5,758	5,758	0
Other Receivable	10,000	10,000	0
Rental Deposit	5,490	0	5,490
Total Non-Allowable Assets	22,621	17,131	5,490

See Accompanying Notes to Financial Statements

AARON CAPITAL, INC.
(A Texas Corporation)

Schedule of Reconciliation Pursuant to Rule 17a-5(d)(4) (Continued)

Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-3

	Dealer's Unaudited Report 12/31/07	Audited Report 12/31/07	Difference
Minimum Net Capital Requirement (6.67% of Current Liabilities)	$ 1,130	$ 1,131	$ (1)
Minimum Dollar Net Capital Required	5,000	5,000	0
Net Capital Requirement (the Larger of the two Required Net Capital)	5,000	5,000	0
Net Capital for Year Ended December 31, 2007	17,962	17,961	1
Net Capital Requirement	5,000	5,000	0
Excess Net Capital	$ 12,962	$ 12,961	$ 1

The difference of $1 is due to the difference in net loss, non-allowables, and haircuts explained in the schedule of reconciliation of net capital pursuant to Rule 15c3-1.

Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

Not Applicable due to the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

AARON CAPITAL, INC.
(A Texas Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

Rule 15c3-3(k)(2)(ii) Exemption

Aaron Capital, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker which carries all accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sec.Sec. 17a-3 and 17a-4, as are customarily made and kept by a clearing broker.

SKEEHAN & COMPANY
A PROFESSIONAL CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

180 SOUTH LAKE AVENUE, SEVENTH FLOOR
PASADENA, CALIFORNIA 91101
(626) 585-9555 • FACSIMILE (626) 792-2162

MEMBER
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

FILE NO.

Independent Auditors' Report on Internal Control

The Board of Directors
Aaron Capital, Inc.
Encinitas, California

In planning and performing our audit of the financial statements of Aaron Capital, Inc. (A Texas Corporation) for the year ended December 31, 2007, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements. The objective of our audit was not to provide assurance on internal control. Consequently, we do not provide an opinion on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of such practices and procedures) followed by Aaron Capital, Inc. that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.

The Company has retained Penson Financial Services as the Clearing Broker/Dealer and therefore did not transact any business in securities for itself or any customers during 2007, therefore we did not make a study of the practices and procedures of the Company, (1) for safeguarding securities; (2) for making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13; (3) for complying with the requirement for prompt payment for securities under Section 4(c) or Regulation T of the Board of Governors of the Federal Reserve System; and (4) for obtaining and maintaining possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned

objectives. The objective of an internal control structure and of the practices and procedures is to provide management with reasonable, but not absolute assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design and operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

END